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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 14D-9/A
                               (Amendment No. 1)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                                ORANGE-CO, INC.
                           (Name of Subject Company)


                                ORANGE-CO, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   684177108
                     (CUSIP Number of Class of Securities)

                              Dale A. Bruwelheide
                   Vice President and Chief Financial Officer
                                Orange-co, Inc.
                          2020 U. S. Highway 17 South
                              Post Office Box 2158
                           Bartow, Florida 33831-2158
                                 (914) 533-0551
            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                       of the person(s) filing statement)


                                   Copies to:


                                 Jeremy P. Ross
                     Bush Ross Gardner Warren & Rudy, P.A.
                           220 South Franklin Street
                              Tampa, Florida 33602
                                 (813)224-9255



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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "COMMISSION") on October 1, 1999 (as amended and supplemented, the "SCHEDULE 14D-9") by Orange-co, Inc., a Florida corporation (the "COMPANY"), with respect to the offer by OJ Acquisition Corp., a Florida corporation (the "PURCHASER"), all of the capital stock of which is owned by Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA"), and Reservoir Capital Master Fund, a limited partnership organized under the laws of the Cayman Islands ("RCMF"), as disclosed in a Tender Offer Statement on Schedule 14D-1 also filed with the Commission on October 1, 1999, as the same may be amended from time to time, to purchase all of the Company's outstanding shares of common stock, $.50 par value (the "SHARES"), not already owned by Purchaser, at a price of $7.00 per Share, net to each seller in cash, and without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 1, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "OFFER"). The general partner of each of RCP, RCA and RCMF is Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), whose managing member is Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM" and, together with RCP, RCA, RCMF and RCG, the "Parent"). Capitalized terms used but not defined herein have the same meanings ascribed to them in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         At 12:00 midnight, New York City time, on Friday, October 29, 1999, the Offer expired. Based on a preliminary count, approximately 4,278,779 Shares were tendered pursuant to the Offer, of which 45,354 were tendered pursuant to notice of guaranteed delivery. The Shares tendered, together with the Shares already owned by Purchaser, constitute approximately 94% of the total outstanding. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.

         On November 1, 1999, Purchaser was merged with and into the Company (the "MERGER") pursuant to the Merger Agreement, with the Company continuing as the surviving entity and a wholly-owned subsidiary of RCP, RCA and RCMF. As a result of the Merger, each Share (other than Shares held by Parent, Purchaser or any wholly-owned subsidiary of Parent or Purchaser or in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares were canceled with no payment being made with respect thereto, and other than Shares, if any, held by shareholders who perfect their dissenters' rights under the Florida Business Corporation Act) was, by virtue of the Merger and without any action by the holder thereof, converted into the right to receive $7.00 in cash (without interest).



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         The amount paid by Purchaser in the Offer and the Merger was approximately $34,000,000.

         A copy of the Parent's press release announcing the expiration of the Offer, the acceptance of validly tendered Shares and the Merger is attached hereto as Exhibit (a)(1).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         Pursuant to the Merger Agreement, the individuals comprising the directors and officers of the Purchaser immediately prior to the Effective Time of the Merger (November 1, 1999), will, from and after the Effective Time, comprise the directors and officers, respectively, of the Company until their successors are elected or appointed and qualified or until their earlier deaths, resignations or removals in accordance with the Company's Articles of Incorporation and Bylaws. Each of the Company's existing directors and officers has tendered his resignation, effective as of the Effective Time of the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:


         Exhibit No.       Designation
         -----------       -----------
             (a)(1)        Text of Parent's press release issued by the Company and the Purchaser on
                           November 1, 1999.



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              ORANGE-CO, INC.

Dated: November 1, 1999                       By: /s/ Gene Mooney
                                              --------------------------------
                                              Gene Mooney, President and Chief
                                              Operating Officer